UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated January 3, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	January 3, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Reclassified Voting Results of the Extraordinary General Meeting (EGM) of the Company held on December 22, 2016

January 3, 2017, Mumbai: This is in furtherance to our filing dated December 23, 2016, inter alia conveying the Voting Results of the EGM of the Company held on December 22, 2016 at 3:00 p.m. at Yashwantrao Chavan Prathishtan Auditorium, Mumbai. It has come to our notice that the summary on voting results inadvertently contained a reclassification error for 5,00,00,000 Ordinary Shares purchased recently by Tata Sons Limited, the Company’s Promoter which were shown under the ‘Public – Others’ category.

Accordingly, enclosed please find the duly revised voting results of the EGM as reproduced below in Annexure A. The same is also being uploaded on the website of Company at www.tatamotors.com and the website of the Central Depository Services of India Limited.

Annexure A

TATA MOTORS LIMITED

Date of the EGM	December 22, 2016
Total number of shareholders on record date	560284
No. of shareholders present in the meeting either in present or through proxy:
Promoters and Promoter Group:	10
Public:	840
No. of Shareholders attended the meeting through Video Conferencing:
Promoters and Promoter Group:	Not applicable
Public:	Not applicable

REMOVAL OF MR. NUSLI N. WADIA AS A DIRECTOR
Resolution required: (Ordinary/ Special))	Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/resolution?	No
Resolution No 2

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held *	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and	E-Voting	1003145830	1002703330	917097899	91.46	916735638	362261	99.96	0.04
	Promoter Group	Poll	1003145830	1002703330	83637697	8.34	83637697	0	100.00	0.00
		Postal Ballot (if applicable)	1003145830	1002703330	0	0.00	0	0	0.00	0.00
		Total	1003145830	1002703330	1000735596	99.80	1000373335	362261	99.96	0.04
2	Public -	E-Voting	1438015079	1053392363	729305834	69.23	365085618	364220216	50.06	49.94
	Institutional	Poll	1438015079	1053392363	0	0.00	0	0	0.00	0.00
	holders	Postal Ballot (if applicable)	1438015079	1053392363	0	0.00	0	0	0.00	0.00
		Total	1438015079	1053392363	729305834	69.23	365085618	364220216	50.06	49.94
3	Public-Others	E-Voting	954519397	881955579	317232256	35.97	90545423	226686833	28.54	71.46
		Poll	954519397	881955579	7239315	0.82	6833568	405747	94.40	5.60
		Postal Ballot (if applicable)	954519397	881955579	0	0.00	0	0	0.00	0.00
		Total	954519397	881955579	324471571	36.79	97378991	227092580	30.01	69.99
		E-Voting	3395680306	2938051272	1963635989	66.83	1372366679	591269310	69.89	30.11
		Poll	3395680306	2938051272	90877012	3.09	90471265	405747	99.55	0.45
		Postal Ballot (if applicable)	3395680306	2938051272	0	0.00	0	0	0.00	0.00
	Total	Total	3395680306	2938051272	2054513001	69.93	1462837944	591675057	71.20	28.80

*	Total number of votes are based on voting rights on Ordinary Shares (OS) and ‘A’ Ordinary Shares (AOS) held, wherein each AOS has 1/10th the voting right of an OS.

This for the information of the investors and for your records.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.